UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On February 3, 2026, Nano-X Imaging Ltd. (the “Company”) announced that it has received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X digital tomosynthesis systems.

The contents of Exhibit 99.1 to this Form 6-K, excluding statements in quotes included therein, are incorporated by reference into the registration statements on Form F-3 (File No. 333-271688) and on Form S-8 (File No. 333-248322) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated February 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD.

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: February 3, 2026

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